EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Nine Months
	Ended	Year Ended December 31, (a)
	September 30,
	2009	2008		2007		2006	2005

Income from continuing operations before noncontrolling interests	$108,025	$101,060		$75,966		$65,633	$51,779
Add: Interest expense	61,865	84,108		92,270		67,804	45,496
Subtract: Noncontrolling interests in income of subsidiaries which have not incurred fixed charges	(914)	(1,304)		(1,407)		(1,404)	(571)
Earnings available for fixed charges	$168,976	$183,864		$166,829		$132,033	$96,704

Combined fixed charges and preferred stock dividends:
Interest incurred	$110,130	$150,328		$141,374		$104,076	$74,075
Preferred stock dividends	21,268	24,225		12,020		16,090	16,090
Preferred stock redemption charge	–	–		2,799		–	–

Total combined fixed charges and preferred stock dividends	$131,398	$174,553		$156,193		$120,166	$90,165

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.29	1.05	(c)	1.07	(d)	1.10	1.07

(a)           Amounts disclosed for prior periods have been adjusted to include the retrospective impact of new accounting provisions adopted on January 1, 2009 impacting accounting for and disclosure of convertible debt, noncontrolling interests and participating securities.

(b)          For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests’ in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)           Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13,251,000 for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 was 1.13.

(d)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 include the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 was 1.09.